                                                                     Exhibit 8.1






Board of Directors
American Financial Holdings, Inc.
102 West Main Street
New Britain, Connecticut 06051

Lady and Gentlemen:

     This letter is in response to your request for our opinion with respect to the material federal income tax consequences of the proposed merger of American Bank of Connecticut, a Connecticut-chartered stock savings bank ("ABC"), with and into American Savings Bank, a Connecticut-chartered savings bank ("ASB"), a wholly-owned subsidiary of American Financial Holdings, Inc., a Delaware corporation ("AFH") (the "Merger"), pursuant to the Agreement and Plan of Merger, dated July 18, 2001, by and among ABC, ASB and AFH (the "Agreement"). Unless otherwise specified, the terms used herein are defined in the Agreement. For purposes of the opinions set forth below, we have relied, with the consent of ABC, ASB and AFH, upon the accuracy and completeness of the factual statements and representations (which statements and representations we have neither investigated nor verified) contained in the letters dated as of October 29, 2001, of ABC, ASB and AFH.


     In connection with the proposed Merger, we understand and assume the following:

     (a) In accordance with the Connecticut banking law, ABC will merge with and into ASB, and ASB will be the surviving corporation;

     (b) Pursuant to the Merger, all of the assets of ABC will, by operation of law, be transferred to ASB and ASB will assume all of ABC's liabilities;

     (c) At the Effective Time, each outstanding share of ABC Common Stock (other than shares held by AFH) will cease to be outstanding and will be converted, at the election of the holder and subject to the provisions of the Agreement, into a right to receive either a number of shares of AFH Common Stock, determined by reference to the Exchange Ratio, or an amount equal to the Cash Consideration;

     (d) At the Effective Time, each holder of ABC Common Stock who otherwise would have been entitled to a fraction of a share of AFH Common Stock will receive in lieu thereof a right to receive cash (without interest) equal to such fraction multiplied by the AFH Price; and

Board of Directors
American Financial Holdings, Inc.
October 29, 2001

Page 2


     (e) ASB will continue to conduct the historic business of ABC or use a significant portion of ABC's historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

     In connection herewith, we have examined the Agreement, the Registration Statement on Form S-4 initially filed by AFH with the Securities and Exchange Commission (the "SEC") on September 20, 2001 (which contains a Proxy Statement/Prospectus) (the "Registration Statement") and such other information as we have deemed relevant. As to questions of fact material to the opinions herein, we have relied upon representations of ABC, ASB and AFH as set forth in letters certified by their respective officers. On the basis of the foregoing and subject to the conditions, qualifications and limitations set forth herein, we are of the opinion as of the date hereof that for federal income tax purposes:


     (a) The Merger will constitute a reorganization within the meaning of
         Section 368(a) of the Internal Revenue Code 1986, as amended (the "Code");

     (b) No gain or loss will be recognized by ABC or AFH as a result of the Merger;

     (c) No gain or loss will be recognized by the stockholders of ABC who exchange all of their ABC Common Stock solely for AFH Common Stock, except with respect to cash received in lieu of a fractional share interest in AFH Common Stock;

     (d) The aggregate adjusted tax basis of the AFH Common Stock received by stockholders of ABC who exchange all of their ABC Common Stock solely for AFH Common Stock in the Merger will be the same as the aggregate adjusted tax basis of the ABC Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received);

     (e) The holding period of AFH Common Stock received by each stockholder in the Merger will include the holding period of ABC Common Stock exchanged therefor, provided that such stockholder held such ABC Common Stock as a capital asset on the Effective Date;

     (f) Any gain realized by a ABC stockholder who receives AFH Common Stock and cash (excluding any cash received in lieu of a fractional share of AFH Common Stock) in exchange for ABC Common Stock pursuant to the Merger will be recognized in an amount not in excess of the amount of the cash received (excluding any cash received in lieu of a fractional share of AFH Common Stock), such gain will be capital gain unless the receipt of the cash has the effect of the distribution of a dividend, and any loss on the exchange will not be recognized;

Board of Directors
American Financial Holdings, Inc.
October 29, 2001

Page 3


     (g) Cash received by a ABC stockholder who has received only cash in exchange for ABC Common Stock will be treated as a distribution in redemption of the ABC Common Stock held by that stockholder, subject to the provisions and limitations of Section 302 of the Code; and

     (h) A stockholder of ABC who receives cash in lieu of a fractional share of AFH Common Stock will be treated as if a fractional share of AFH Common Stock was distributed in exchange of such stockholder's interest in ABC and immediately redeemed, with the stockholder having received a cash distribution in full payment of the stock so redeemed as provided in
         Section 302 of the Code.

     This opinion does not relate to or purport to cover any matters other than those expressly stated herein. The opinion expressed herein is limited to the material consequences of the Merger under current federal income tax law as of the date of this opinion letter. No opinion is expressed with respect to the federal income tax consequences of the Merger to stockholders subject to special treatment under federal income tax law. In addition, no opinion is expressed with respect to the tax consequences of the Merger under applicable foreign, state or local laws or under any federal tax laws other than those pertaining to the income tax. We assume no obligation to revise or supplement this opinion should the present federal income tax laws be changed by any legislation, judicial decisions, or otherwise.

     We hereby consent to the reference to us under the caption "Legal Matters" in the Proxy Statement/Prospectus forming a part of the Registration Statement and to the filing of a copy of this opinion as an exhibit to the Registration Statement.

                              Very truly yours,


                              /s/ MULDOON MURPHY & FAUCETTE LLP